

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

dw 2/18

(File No. 82-2842)

Annex A to Letter to the SEC
dated February 17, 2010 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended ____________________ Date: as of _______________________ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unedited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for **Six Months** Ended **December 31, 2009** and Review Report of Certified Public Accountant Date: as **February 17, 2010** Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on _______________, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________


AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
ทะเบียนเลขที่ 0107536001630 เลขประจำตัวผู้เสียภาษี 3101088762


ISO 9001 AND ISO 14001 REGISTERED
DNV
013
013

OPERATING RESULTS
ENDED DECEMBER 31, 2009

The results for the second quarter of the fiscal year 2009/2010, ending on December 31, 2009 shows a net loss of 9.22 million Baht or 0.20 Baht per share, while the corresponding results of the previous year showed a net loss of 23.97 million Baht, or 0.53 Baht per share, an decrease of 14.75 million Baht or 61.52% due to the following reasons.

1. Net sales decreases from 307.27 million Baht last year to 234.76 million Baht this year, a decrease of 72.50 million Baht or 23.60% due to softening demand from slow economy. But as market price of products increased, selling prices improved, resulting in a gross profit of 0.83 million Baht, or 0.35% margin, while there was a gross loss of 12.71 million Baht, or 4.14% last year, an increase of 13.54 million Baht or 106.53% in gross profit.
2. Selling and administration expense decreases from 17.45 million Baht last year to 13.90 million Baht this year, a decrease of 3.55 million Baht or 20.32%
3. Other income decreases from 6.50 million Baht last year to 4.24 million Baht this year, a decrease of 2.26 million Baht or 34.77% due to a loss on foreign exchange of 0.61 million Baht this year while there was a profit of 0.81 million Baht last year.
4. An increase in realized equity loss from Cryothai Co., Ltd., an associated company, increased from 0.14 million Baht last year to 0.39 million Baht this year, an increase of 0.25 million Baht or 180.70%.

Moreover, interest expense decreases from 0.18 million Baht last year to just 40.23 Baht this quarter, a decrease of 0.18 million Baht or 99.98% due to non-usage of company's credit facilities during this time period.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

(Reviewed Quarter-2 F/S (F45-2))

Report: Reviewed Quarterly Financial Statements

Name ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 31 December

The Financial Statement which the Equity Method is applied

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(9,224)	(23,971)	(5,330)	(2,991)
EPS (baht)	(0.20)	(0.53)	(0.12)	(0.07)

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(8,831)	(23,831)	(2,891)	(2,851)
EPS (baht)	(0.19)	(0.52)	(0.06)	(0.06)

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

ASIA FIBER PUBLIC COMPANY LIMITED

Signature ______________________

(Mr.CHEN NAMCHAISIRI)

Position Director

Authorized to sign on behalf of the company



บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630


MGMT.SYS.
DNV
ISO 9001 REGISTERED RvA C024
ISO 14001 REGISTERED RvA C425
DNV Certification B.V., The Netherlands

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated February 17, 2010 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of ______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	______
Title: Audited Financial Information for Years Ended __________________ Date: as of _____________________ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Unedited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Interim Financial Information for **Six Months** Ended **December 31, 2009** and Review Report of Certified Public Accountant Date: as **February 17, 2010** Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ______________, Date: ____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ______________, 200 __ Date: _____________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: _____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: _____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: _____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other: Title: Date: _____________ __ , 200__ Entity requiring item:	________



บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
ทะเบียนเลขที่ 0107536001630 เลขประจำตัวผู้เสียภาษี 3101088762



OPERATING RESULTS
ENDED DECEMBER 31, 2009

The results for the second quarter of the fiscal year 2009/2010, ending on December 31, 2009 shows a net loss of 9.22 million Baht or 0.20 Baht per share, while the corresponding results of the previous year showed a net loss of 23.97 million Baht, or 0.53 Baht per share, an decrease of 14.75 million Baht or 61.52% due to the following reasons.

1. Net sales decreases from 307.27 million Baht last year to 234.76 million Baht this year, a decrease of 72.50 million Baht or 23.60% due to softening demand from slow economy. But as market price of products increased, selling prices improved, resulting in a gross profit of 0.83 million Baht, or 0.35% margin, while there was a gross loss of 12.71 million Baht, or 4.14% last year, an increase of 13.54 million Baht or 106.53% in gross profit.
2. Selling and administration expense decreases from 17.45 million Baht last year to 13.90 million Baht this year, a decrease of 3.55 million Baht or 20.32%
3. Other income decreases from 6.50 million Baht last year to 4.24 million Baht this year, a decrease of 2.26 million Baht or 34.77% due to a loss on foreign exchange of 0.61 million Baht this year while there was a profit of 0.81 million Baht last year.
4. An increase in realized equity loss from Cryothai Co., Ltd., an associated company, increased from 0.14 million Baht last year to 0.39 million Baht this year, an increase of 0.25 million Baht or 180.70%.

Moreover, interest expense decreases from 0.18 million Baht last year to just 40.23 Baht this quarter, a decrease of 0.18 million Baht or 99.98% due to non-usage of company's credit facilities during this time period.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

(Reviewed Quarter-2 F/S (F45-2))

Report: Reviewed Quarterly Financial Statements

Name ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 31 December

The Financial Statement which the Equity Method is applied

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(9,224)	(23,971)	(5,330)	(2,991)
EPS (baht)	(0.20)	(0.53)	(0.12)	(0.07)

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(8,831)	(23,831)	(2,891)	(2,851)
EPS (baht)	(0.19)	(0.52)	(0.06)	(0.06)

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Signature ______________________
(Mr.CHEN NAMCHAISIRI)
Position Director

Authorized to sign on behalf of the company

RECEIVED
2010 FEB 18 P 1:26

Asia Fiber Public Company Limited

The financial statements

and

Auditor's report

As at December 31, 2009 (Unaudited / but reviewed)

and as at June 30, 2009 (Audited)



C&A

C&A Accounting Firm

2210/51 Narativatrachanakarin Rd., Chongnonsee, Yannawa, Bangkok 10120, Thailand

Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com



C&A Accounting Firm
2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's report on review of interim financial statements

To the shareholders and the board of directors of
Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at December 31, 2009, and the related statements of income for the three-month and the six-month periods ended December 31, 2009 and 2008 and the statements of changes in shareholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I have not reviewed the financial statements of an associated company which are included in the financial statements in which the equity method is applied. The value of the investment in this associate which was accounted for using equity method as at December 31, 2009 was Baht 19.26 Million, and the share of loss of associate for the three-month and the six-month period ended December 31, 2009 was Baht 0.39 Million and Baht 2.44 Million respectively (for the three-month and the six-month period ended December 31, 2008 was Baht 0.14 Million and Baht 0.14 Million respectively). The financial statements of this associate were prepared by the management.

I conducted my review in accordance with the auditing standard applicable to review engagement. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. According, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements in which the equity method is applied and the separate financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2009, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements under my report dated August 25, 2009. The balance sheet in which the equity method is applied and the separate balance sheet as at June 30, 2009, as presented herein for comparative purposes, formed at integral part of the financial statements which I audited and reported on. I have not performed any other audit procedures subsequent to the date of that report.

AFC
บริษัทเอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified public accountant (Thailand) no. 5131

Bangkok : February 9, 2010

Asia Fiber Public Company Limited

Balance sheets

As at December 31, 2009 and June 30, 2009

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
		(Unaudited)	(Audited)	(Unaudited/ but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents	6	142,522	173,641	142,522	173,641
Trade accounts and notes receivable-net					
- Related companies	5	54,949	54,402	54,949	54,402
- Other companies	7	86,786	123,267	86,786	123,267
Inventories-net	8	244,253	177,147	244,253	177,147
Other current assets	9	30,568	36,349	30,568	36,349
Total current assets		**559,078**	**564,806**	**559,078**	**564,806**
Non-current assets					
Investment in common shares of associated company	11	19,263	20,202	22,500	21,000
Investment in common shares of other company (general investment)-at cost	10	500	500	500	500
Property, plant and equipment-net	12, 13	403,736	418,702	403,736	418,702
Intangible assets		15	-	15	-
Other non-current assets		144	144	144	144
Total non-current assets		**423,658**	**439,548**	**426,895**	**440,346**
Total assets		**982,736**	**1,004,354**	**985,973**	**1,005,152**

The accompanying notes are an integral part of the financial statements.


AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance sheets

As at December 31, 2009 and June 30, 2009

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
		(Unaudited)	(Audited)	(Unaudited/ but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	12, 13	-	-	-	-
Trade accounts payable		23,314	34,246	23,314	34,246
Other current liabilities	14	24,702	30,058	24,702	30,058
Total current liabilities		**48,016**	**64,304**	**48,016**	**64,304**
Total liabilities		**48,016**	**64,304**	**48,016**	**64,304**
Shareholders' equity					
Share capital					
Authorized share capital					
100,000,000 ordinary shares of Baht 10 each		1,000,000	1,000,000	1,000,000	1,000,000
Issued and paid-up share capital					
45,574,266 ordinary shares of Baht 10 each		455,743	455,743	455,743	455,743
Premium on share capital		369,500	369,500	369,500	369,500
Unrealised (gain) loss		279,993	279,993	279,993	279,993
Retained earnings (deficits)					
Appropriated for :					
Statutory reserve	15	16,247	16,247	16,247	16,247
General reserve		1,357	1,357	1,357	1,357
Unappropriated (deficit)		(188,120)	(182,790)	(184,883)	(181,992)
Total shareholders' equity		**934,720**	**940,050**	**937,957**	**940,848**
Total liabilities and shareholders' equity		**982,736**	**1,004,354**	**985,973**	**1,005,152**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED



Asia Fiber Public Company Limited

Statements of income

For each of the three-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		2009	2008	2009	2008
		(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Revenue from sales or revenue from services	5	234,763	307,267	234,763	307,267
Cost of sales or cost of services		(233,934)	(319,973)	(233,934)	(319,973)
Gross profit (loss)		**829**	**(12,706)**	**829**	**(12,706)**
Other income	5	4,243	6,505	4,243	6,505
Profit (loss) before expenses		**5,072**	**(6,201)**	**5,072**	**(6,201)**
Selling expenses		(6,388)	(8,140)	(6,388)	(8,140)
Administrative expenses		(4,693)	(6,780)	(4,693)	(6,780)
Management benefit expenses		(2,367)	(2,296)	(2,367)	(2,296)
Other expenses		(455)	(233)	(455)	(233)
Total expenses		**(13,903)**	**(17,449)**	**(13,903)**	**(17,449)**
Profit (loss) before share of profit (loss) from investment in associate		**(8,831)**	**(23,650)**	**(8,831)**	**(23,650)**
Share of profit (loss) from investment in associate		(393)	(140)	-	-
Profit (loss) before finance costs and income tax expenses		**(9,224)**	**(23,790)**	**(8,831)**	**(23,650)**
Finance costs		-	(181)	-	(181)
Net earnings (loss) for the period		**(9,224)**	**(23,971)**	**(8,831)**	**(23,831)**
Earnings (loss) per share (Baht)					
Net earnings (loss) for the period		(0.20)	(0.53)	(0.19)	(0.52)
Weighted average number of ordinary shares (Unit : Thousand shares)		**45,574**	**45,574**	**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of income

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

		Financial statements in which equity method is applied		Separate financial statements	
	Note	2009	2008	2009	2008
		(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Revenue from sales or revenue from services	5	499,943	653,331	499,943	653,331
Cost of sales or cost of services		(479,069)	(640,121)	(479,069)	(640,121)
Gross profit (loss)		**20,874**	**13,210**	**20,874**	**13,210**
Other income	5	9,618	15,990	9,618	15,990
Profit (loss) before expenses		**30,492**	**29,200**	**30,492**	**29,200**
Selling expenses		(12,824)	(16,268)	(12,824)	(16,268)
Administrative expenses		(15,639)	(10,809)	(15,639)	(10,809)
Management benefit expenses		(4,313)	(4,209)	(4,313)	(4,209)
Other expenses		(607)	(499)	(607)	(499)
Total expenses		**(33,383)**	**(31,785)**	**(33,383)**	**(31,785)**
Profit (loss) before share of profit (loss) from investment in associate		**(2,891)**	**(2,585)**	**(2,891)**	**(2,585)**
Share of profit (loss) from investment in associate		(2,439)	(140)	-	-
Profit (loss) before finance costs and income tax expenses		**(5,330)**	**(2,725)**	**(2,891)**	**(2,585)**
Finance costs		-	(266)	-	(266)
Net earnings (loss) for the period		**(5,330)**	**(2,991)**	**(2,891)**	**(2,851)**
Earnings (loss) per share (Baht)					
Net earnings (loss) for the period		(0.12)	(0.07)	(0.06)	(0.06)
Weighted average number of ordinary shares (Unit : Thousand shares)		**45,574**	**45,574**	**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of changes in shareholders' equity

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied						
				Retained earnings			
	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Appropriated for		Unappropriated (deficit)	Total
				Statutory reserve	General reserve		
(Unaudited)							
Balance as at June 30, 2009	455,743	369,500	279,993	16,247	1,357	(182,790)	940,050
Net earnings for the period	-	-	-	-	-	(5,330)	(5,330)
Balance as at December 31, 2009	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,120)**	**934,720**
						-	-
(Unaudited / restated)							
Balance as at June 30, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net earnings for the period	-	-	-	-	-	(2,991)	(2,991)
Balance as at December 31, 2008	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,821)**	**934,019**
						-	

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of changes in shareholders' equity

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Separate financial statements						
				Retained earnings			
				Appropriated for			
	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Statutory reserve	General reserve	Unappropriated (deficit)	Total
Balance as at June 30, 2009	455,743	369,500	279,993	16,247	1,357	(181,992)	940,848
Net earnings for the period	-	-	-	-	-	(2,891)	(2,891)
Balance as at December 31, 2009	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(184,883)**	**937,957**
Balance as at June 30, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net earnings for the period	-	-	-	-	-	(2,851)	(2,851)
Balance as at December 31, 2008	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,681)**	**934,159**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of cash flow

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2009	2008	2009	2008
	(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Cash flows from operating activities				
Net - earnings before corporate income tax	(5,330)	(2,991)	(2,891)	(2,851)
Adjustments to reconcile net profit (loss)				
to net cash provided by (used in) operating activities :				
Depreciation and disposal of spare parts for machiner	15,302	19,988	15,302	19,988
Amortized expenses	1	-	1	-
Gain on disposal of fixed assets	(3,677)	(999)	(3,677)	(999)
Reversal of allowance for doubtful accounts	(133)	-	(133)	-
Reversal of allowance for diminution				
in value of inventories	(2,336)	(2,171)	(2,336)	(2,171)
Reversal of allowance for slow-moving				
spare parts for machinery-net	(3)	(99)	(3)	(99)
Share of loss from investment in associate	2,439	140	-	-
Unrealised (gain) loss on exchange	1,014	157	1,014	157
Interest expenses	-	266	-	266
Income (loss) from operating activities before changes in				
operating assets and liabilities	7,277	14,291	7,277	14,291
Operating assets (increase) decrease				
Trade accounts and notes receivable	36,097	63,824	36,097	63,824
Inventories	(64,770)	3,434	(64,770)	3,434
Other current assets	5,872	7,924	5,872	7,924
Other non- current assets	-	(13)	-	(13)
Operating liabilities increase (decrease)				
Trade account payables	(10,933)	(8,183)	(10,933)	(8,183)
Other current liabilities	(5,357)	(16,640)	(5,357)	(16,640)

The accompanying notes are an integral part of the financial statements.


AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of cash flow

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2009	2008	2009	2008
	(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Cash receipt (paid) from operations	(31,814)	64,637	(31,814)	64,637
Cash paid for interest	-	(266)	-	(266)
Cash paid for corporate income tax	(91)	(92)	(91)	(92)
Net cash flows from (used in) operating activities	**(31,905)**	**64,279**	**(31,905)**	**64,279**
Cash flows from investing activities				
Cash paid for common shares of associated company	(1,500)	(21,000)	(1,500)	(21,000)
Purchases of fixed assets	(442)	(279)	(442)	(279)
Purchase of intangible assets	(17)	-	(17)	-
Cash proceeds from disposal of fixed assets	3,786	999	3,786	999
Net cash flows from (used in) investing activities	**1,827**	**(20,280)**	**1,827**	**(20,280)**
Cash flows from financing activity				
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	-	(8,240)	-	(8,240)
Net cash flows from financing activities	-	**(8,240)**	-	**(8,240)**
Effect from foreign exchange in cash and cash equivalents	**(1,041)**	**(71)**	**(1,041)**	**(71)**
Net increase (decrease) in cash and cash equivalents	(31,119)	35,688	(31,119)	35,688
Cash and cash equivalents at beginning of period	173,641	39,030	173,641	39,030
Cash and cash equivalents at end of period	**142,522**	**74,718**	**142,522**	**74,718**

The accompanying notes are an integral part of the financial statements.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Note to financial statements

As at December 31, 2009 (Unaudited / But reviewed) and June 30, 2009 (Audited)

1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. The basis of interim financial statements and accounting policies

These interim financial statements are prepared in accordance with Thai generally accepted accounting standard principles and presented in the set abbreviated format as stipulated under accounting standard no.41 (revised 2007) concerning "Interim financial statements" (new number 34) with additional items in the basis financial statements such as the balance sheet statements of income, the changes in shareholder's equity and the cash flow statements and set out in the manner proscribed under the announcement of the Commercial Registration Department concerning "Compulsory sub-entries for financial statements" (2009).

The interim financial statements are intended to provide information additional to that Included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The company prepares its statutory financial statements in the Thai language in conformity with generally accepted accounting principles in Thailand. The accounting principles used may be different from generally accepted accounting principles in other countries. For the convenience of the readers, the financial statement English version has been prepared by translating the statutory financial statements Thai version in order to meet the requirement of domestic reporting.


ASIA FIBER PUBLIC COMPANY LIMITED

3. Announcement to accounting standards

In June 2009, the Federation of Accounting Professions has issued notification no.12/2552, regarding the renumbering of Thai accounting standards to match the corresponding international accounting standards. Therefore the numbers of Thai accounting standards as used in these financial statements are corresponding to those per this notification.

3.1 The Federation of Accounting Professions (FAP) has issued notifications no.9/2550, 38/2550, and 62/2550 regarding accounting standards, the amendments to new standards are mandatory for the accounting periods beginning on or after January 1, 2008, the accounting standards as follows :

TAS 25 (revised 2007) (new number 7) Cash flow statements

TAS 29 (revised 2007) (new number 17) Leases

TAS 31 (revised 2007) (new number 2) Inventories

TAS 33 (revised 2007) (new number 23) Borrowing costs

TAS 35 (revised 2007) (new number 1) Presentation of financial statements

TAS 39 (revised 2007) (new number 8) Accounting policies, changes in accounting estimates and errors

TAS 41 (revised 2007) (new number 34) Interim financial reporting

TAS 43 (revised 2007) (new number, Financial reporting standards no. 3) Business combinations

TAS 49 (revised 2007) (new number 11) Construction contracts

TAS 51 (new number 38) Intangible assets

3.2 The Federation of Accounting Professions (FAP) has issued notification no.86/2551 and 16/2552 regarding accounting standards and accounting treatment guidance, the amendments to new standards are mandatory of the accounting periods beginning on or after January 1, 2009, the accounting standards as follows :

TAS 36 (revised 2007) Impairment of assets

TFRS 5 (revised 2007) Non-current assets held for sale and discoutinued operations

Accounting treatment guidance for leasehold right

Accounting treatment guidance for business combination under common control

The management believed that those new accounting standards are not material impact in this interim financial statements.

3.3 Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for government and disclosure of government assistance	1 January 2012
TAS 24	(revised 2007) Related party disclosures	1 January 2011
TAS 40	Investment property	1 January 2011


ASIA FIBER PUBLIC COMPANY LIMITED

4. Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended June 30, 2009.

5. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at December 31, 2009 and June 30,2009 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Cryothai Co., Ltd.	Associated company	Associated company and directorship

As at December 31, 2009 and June 30, 2009, trade accounts and notes receivable from related companies consisted of :

(Unit : Thousand Baht)

	June 30, 2009	Increase	Decrease	December 31, 2009
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,078	172	173	106,077
T.F.E. Trading Co., Ltd.	19,324	-	133	19,191
Thai Sewing Industrial Co., Ltd.	-	449	406	43
Thai Industries Development Co., Ltd.	-	505	-	505
Total	125,402	1,126	712	125,816
Less Allowance for doubtful accounts	(71,000)			(70,867)
Net	**54,402**			**54,949**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The aging analysis of the above trade accounts and notes receivable from related companies as at December 31, 2009 and June 30, 2009 are as follows :

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Trade accounts receivable :		
Current to 3 months	581	16
Over 3 months to 6 months	138	1,104
Over 6 months to 12 months	1,120	2,766
Over 12 months	123,977	121,516
Total	125,816	125,402
Less Allowance for doubtful accounts	(70,867)	(71,000)
Net	**54,949**	**54,402**

As at December 31, 2009 and June 30,2009, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 125.10 Million and Baht 124.28 Million, respectively (the outstanding balances from these companies as at December 31, 2009 and June 30, 2009 totalling Baht 125.27 Million and Baht 125.40 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated June 5, 2009 amounted to Baht 91.40 Million (at market price) and Baht 54.80 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 70.87 Million (as at June 30, 2009 : Baht 71.00 Million) as at December 31, 2009 and June 30, 2009. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for each of the three-month and the six-month periods ended December 31, 2009 and 2008 are as follows :

(Unit : Thousand Baht)

		For each of three-month periods ended December 31		For each of six-month periods ended December 31	
	Policy of pricing	2009	2008	2009	2008
Sales	Market price	543	6,101	1,052	8,925
Penalty income on delay payment from customers	Negotiated agreement	476	722	953	1,444


ASIA FIBER PUBLIC COMPANY LIMITED

6. Cash and cash equivalents

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Cash	300	189
Cash at banks - saving a/c	135,140	166,682
Cash at banks - current a/c	7,082	6,770
Total	**142,522**	**173,641**

7. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at December 31, 2009 and June 30,2009 are as follows :

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Trade accounts receivable :		
Current to 3 months	75,915	114,911
Notes receivable	19,815	17,300
Total trade accounts and notes receivable	95,730	132,211
Less Allowance for doubtful accounts	(8,944)	(8,944)
Net	**86,786**	**123,267**

As at December 31, 2009 and June 30, 2009, the allowance for doubtful accounts amounted to Baht 8.94 Million.

The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.


ASIA FIBER PUBLIC COMPANY LIMITED

8. Inventories-net

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Finished goods	147,682	89,466
Work in process	83,257	70,669
Raw materials	5,836	6,427
Spare parts and factory supplies	10,407	11,230
Inventories in transit	831	5,451
Total	248,013	183,243
Less Allowance for decline in value of inventories	(3,280)	(5,616)
Allowance for slow-moving spare parts and factory supplies	(480)	(480)
Net	**244,253**	**177,147**

9. Other current assets

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Tax coupon receivable	2,109	-
Export incentive receivable	6,951	5,810
Advance payment for rawmaterials	18,716	27,820
Others	2,792	2,719
Total	**30,568**	**36,349**

10. Investment in common shares of other company (general investment) - at cost

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 Million)	500	500
Total	**500**	**500**


AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

11. Investment in common shares of associated company

11.1 Detail of assocaite :

(Unit : Thousand Baht)

Company's name	Nature of business	Country of incorporation	Relationship	% Share holding	Cost		Carrying amounts based on equity method	
					December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
Cryothai Company Limited	Manufacture of ventilate the heat for sell in the country, production to order, sell liquefied, natural gas and rent out transport vehicle	Thailand	Directorship	15	22,500	21,000	19,263	20,202

In November 2008, the company acquired ordinary shares of Cryothai Company Limited at 15% purchase from major shareholder at par value (the company paid for common stock of Cryothai Company Limited and already performed of condition for investment in that company).

In July 2009, the associate increased its registered capital from Baht 140 Million to Baht 150 Million by issuing 1,000,000 ordinary shares with a par value of Baht 10 per share. The company has agreed to make additional investment amounting to Baht 1.50 Million in such additional shares in order to maintain its existing interest. The company has yet to pay for these additional shares in July 2009.

The company has agent in committee who was designee from the committee of Cryothai Company Limited.

As at September 3, 2007, Cryothai Company Limited make an agreement with PTT Public Company Limited to produce LNG (liquefied natural gas), from source of production Nong Toom - A, Sukhothai province, for 10 year since accept LNG and HC.

11.2 Summarised financial information of associate

Financial information of the associate is summarised bellows :

(Unit : Million Baht)

Company's name	Paid-up capital		Total assets		Total liabilities		For the three-month period ended December 31, 2009		For the six-month period ended December 31, 2009	
	December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009	Total revenues	Net earnings (loss)	Total revenues	Net earnings (loss)
Cryothai Company Limited	150	140	387	381	268	256	1.17	(2.62)	5.28	(16.26)

Company's name	Since the period from November 14, 2008 to December 31, 2008	
	Total revenues	Net earnings (loss)
Cryothai Company Limited	0.79	(0.93)

12. Property, plant and equipment-net

	(Unit : Thousand Baht)
	December 31, 2009
Net book value as at June 30, 2009	418,702
Acquisitions during period - at cost	442
Disposals during period - net book value at disposal date	(109)
Depreciation and disposal of spare parts for machinery for period	(15,302)
Reversal of allowance for slow-moving spare parts for machinery-net	3
Net book value as at December 31, 2009	**403,736**

The company appraised its land by following accounting standard no. 32 (new number 16) issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at December 31, 2009 and June 30, 2009, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, is shown as "unrealised (gain) loss" under "shareholders' equity" in the balance sheets. The unrealised (gain) loss is not available for dividend distribution.

As at December 31, 2009 and June 30, 2009, certain fixed assets with

a) The original costs totalling Baht 2,118.08 Million and Baht 2,157.22 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 210.40 Million and Baht 216.13 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 13.

13. Bank overdrafts and short-term loans from financial institutions

As at December 31, 2009 and June 30, 2009, the company has overdraft lines with several local banks totalling Baht 25 Million. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 12.

14. Other current liabilities

	(Unit : Thousand Baht)	
	December 31, 2009	June 30, 2009
Accrued expenses	18,212	21,985
Others	6,490	8,073
Total	**24,702**	**30,058**


AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

15. Statutory reserve

According to the public limited companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

16. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk.

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at December 31, 2009 and June 30, 2009 is set out below :

	Financial assets (Million)		**Financial liabilities (Million)**	
	December 31, 2009	**June 30, 2009**	**December 31, 2009**	**June 30, 2009**
U.S. Dollars	3.20	3.86	0.08	0.20
Pound sterling	-	-	-	0.001
Euro	-	-	0.01	0.05


ASIA FIBER PUBLIC COMPANY LIMITED

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

17. Segmentation of business

The company's financial information for each of the six-month periods ended December 31, 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Local		Export		Total	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Sales	201,974	302,311	291,704	342,498	493,678	644,809
Services income	6,265	8,522	-	-	6,265	8,522
Total	208,239	310,833	291,704	342,498	499,943	653,331
Cost of sales	(192,676)	(300,348)	(280,062)	(334,394)	(472,738)	(634,742)
Cost of services	(6,331)	(5,379)	-	-	(6,331)	(5,379)
Total	(199,007)	(305,727)	(280,062)	(334,394)	(479,069)	(640,121)
Gross profit (loss)	9,232	5,106	11,642	8,104	20,874	13,210
Other income					9,618	15,990
Selling expenses					(12,824)	(16,268)
Administrative expenses					(15,639)	(10,809)
Management benefit expenses					(4,313)	(4,209)
Other expenses					(607)	(499)
Finance costs					-	(266)
Net earnings (loss) for the period					**(2,891)**	**(2,851)**
Property, plant and equipment, net					403,736	434,063
Others					582,237	550,657
Total assets					**985,973**	**984,720**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

18. Additional information of the nature by expenses

(Unit : Thousand Baht)

	For each of the three-month periods ended December 31,		For each of the six-month periods ended December 31,	
	2009	2008	2009	2008
Changes in inventories of finished goods and work in progress	(57,068)	26,688	(76,431)	(25,458)
Raw materials and consumables used	213,261	199,264	403,997	479,400
Management benefit expenses	2,367	2,296	4,313	4,209
Employee benefit expenses	36,603	44,035	75,295	80,944
Depreciation and amortization expenses	7,267	9,514	14,720	19,363
Other expenses	45,407	55,625	90,558	113,448
Total expenses	**247,837**	**337,422**	**512,452**	**671,906**

19. Obligation commitments

19.1 Guarantees

As at December 31, 2009 and June 30, 2009, the company had letter of guarantee issued by a local bank in favor of the customs department of Baht 1 Million.

19.2 Letter of credit

As at June 30, 2009, the company has letter of credits amounting to Euro 0.04 Million.

20. Approval of interim financial statements

These interim financial statements have been approved by the company's director on Febuary 9, 2010


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

The financial statements

and

Auditor's report

As at December 31, 2009 (Unaudited / but reviewed)

and as at June 30, 2009 (Audited)



C&A Accounting Firm

2210/51 Narativatrachanakarin Rd., Chongnonsee, Yannawa, Bangkok 10120, Thailand

Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com



C&A Accounting Firm
2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's report on review of interim financial statements

To the shareholders and the board of directors of
Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at December 31, 2009, and the related statements of income for the three-month and the six-month periods ended December 31, 2009 and 2008 and the statements of changes in shareholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I have not reviewed the financial statements of an associated company which are included in the financial statements in which the equity method is applied. The value of the investment in this associate which was accounted for using equity method as at December 31, 2009 was Baht 19.26 Million, and the share of loss of associate for the three-month and the six-month period ended December 31, 2009 was Baht 0.39 Million and Baht 2.44 Million respectively (for the three-month and the six-month period ended December 31, 2008 was Baht 0.14 Million and Baht 0.14 Million respectively). The financial statements of this associate were prepared by the management.

I conducted my review in accordance with the auditing standard applicable to review engagement. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. According, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements in which the equity method is applied and the separate financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2009, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements under my report dated August 25, 2009. The balance sheet in which the equity method is applied and the separate balance sheet as at June 30, 2009, as presented herein for comparative purposes, formed at integral part of the financial statements which I audited and reported on. I have not performed any other audit procedures subsequent to the date of that report.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified public accountant (Thailand) no. 5131

Bangkok : February 9, 2010

Asia Fiber Public Company Limited

Balance sheets

As at December 31, 2009 and June 30, 2009

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
		(Unaudited)	(Audited)	(Unaudited/ but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents	6	142,522	173,641	142,522	173,641
Trade accounts and notes receivable-net					
- Related companies	5	54,949	54,402	54,949	54,402
- Other companies	7	86,786	123,267	86,786	123,267
Inventories-net	8	244,253	177,147	244,253	177,147
Other current assets	9	30,568	36,349	30,568	36,349
Total current assets		**559,078**	**564,806**	**559,078**	**564,806**
Non-current assets					
Investment in common shares of associated company	11	19,263	20,202	22,500	21,000
Investment in common shares of other company (general investment)-at cost	10	500	500	500	500
Property, plant and equipment-net	12, 13	403,736	418,702	403,736	418,702
Intangible assets		15	-	15	-
Other non-current assets		144	144	144	144
Total non-current assets		**423,658**	**439,548**	**426,895**	**440,346**
Total assets		**982,736**	**1,004,354**	**985,973**	**1,005,152**

The accompanying notes are an integral part of the financial statements.


AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance sheets

As at December 31, 2009 and June 30, 2009

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
		(Unaudited)	(Audited)	(Unaudited/ but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	12, 13	-	-	-	-
Trade accounts payable		23,314	34,246	23,314	34,246
Other current liabilities	14	24,702	30,058	24,702	30,058
Total current liabilities		**48,016**	**64,304**	**48,016**	**64,304**
Total liabilities		**48,016**	**64,304**	**48,016**	**64,304**
Shareholders' equity					
Share capital					
Authorized share capital					
100,000,000 ordinary shares of Baht 10 each		1,000,000	1,000,000	1,000,000	1,000,000
Issued and paid-up share capital					
45,574,266 ordinary shares of Baht 10 each		455,743	455,743	455,743	455,743
Premium on share capital		369,500	369,500	369,500	369,500
Unrealised (gain) loss		279,993	279,993	279,993	279,993
Retained earnings (deficits)					
Appropriated for :					
Statutory reserve	15	16,247	16,247	16,247	16,247
General reserve		1,357	1,357	1,357	1,357
Unappropriated (deficit)		(188,120)	(182,790)	(184,883)	(181,992)
Total shareholders' equity		**934,720**	**940,050**	**937,957**	**940,848**
Total liabilities and shareholders' equity		**982,736**	**1,004,354**	**985,973**	**1,005,152**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of income

For each of the three-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Note	Financial statements in which equity method is applied		Separate financial statements	
		2009	2008	2009	2008
		(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Revenue from sales or revenue from services	5	234,763	307,267	234,763	307,267
Cost of sales or cost of services		(233,934)	(319,973)	(233,934)	(319,973)
Gross profit (loss)		**829**	**(12,706)**	**829**	**(12,706)**
Other income	5	4,243	6,505	4,243	6,505
Profit (loss) before expenses		**5,072**	**(6,201)**	**5,072**	**(6,201)**
Selling expenses		(6,388)	(8,140)	(6,388)	(8,140)
Administrative expenses		(4,693)	(6,780)	(4,693)	(6,780)
Management benefit expenses		(2,367)	(2,296)	(2,367)	(2,296)
Other expenses		(455)	(233)	(455)	(233)
Total expenses		**(13,903)**	**(17,449)**	**(13,903)**	**(17,449)**
Profit (loss) before share of profit (loss) from investment in associate		**(8,831)**	**(23,650)**	**(8,831)**	**(23,650)**
Share of profit (loss) from investment in associate		(393)	(140)	-	-
Profit (loss) before finance costs and income tax expenses		**(9,224)**	**(23,790)**	**(8,831)**	**(23,650)**
Finance costs		-	(181)	-	(181)
Net earnings (loss) for the period		**(9,224)**	**(23,971)**	**(8,831)**	**(23,831)**
Earnings (loss) per share (Baht)					
Net earnings (loss) for the period		(0.20)	(0.53)	(0.19)	(0.52)
Weighted average number of ordinary shares (Unit : Thousand shares)		**45,574**	**45,574**	**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of income

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

		Financial statements in which equity method is applied		Separate financial statements	
	Note	2009	2008	2009	2008
		(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Revenue from sales or revenue from services	5	499,943	653,331	499,943	653,331
Cost of sales or cost of services		(479,069)	(640,121)	(479,069)	(640,121)
Gross profit (loss)		**20,874**	**13,210**	**20,874**	**13,210**
Other income	5	9,618	15,990	9,618	15,990
Profit (loss) before expenses		**30,492**	**29,200**	**30,492**	**29,200**
Selling expenses		(12,824)	(16,268)	(12,824)	(16,268)
Administrative expenses		(15,639)	(10,809)	(15,639)	(10,809)
Management benefit expenses		(4,313)	(4,209)	(4,313)	(4,209)
Other expenses		(607)	(499)	(607)	(499)
Total expenses		**(33,383)**	**(31,785)**	**(33,383)**	**(31,785)**
Profit (loss) before share of profit (loss) from investment in associate		**(2,891)**	**(2,585)**	**(2,891)**	**(2,585)**
Share of profit (loss) from investment in associate		(2,439)	(140)	-	-
Profit (loss) before finance costs and income tax expenses		**(5,330)**	**(2,725)**	**(2,891)**	**(2,585)**
Finance costs		-	(266)	-	(266)
Net earnings (loss) for the period		**(5,330)**	**(2,991)**	**(2,891)**	**(2,851)**
Earnings (loss) per share (Baht)					
Net earnings (loss) for the period		(0.12)	(0.07)	(0.06)	(0.06)
Weighted average number of ordinary shares (Unit : Thousand shares)		**45,574**	**45,574**	**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of changes in shareholders' equity

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied						
				Retained earnings			
				Appropriated for			
	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Statutory reserve	General reserve	Unappropriated (deficit)	Total
(Unaudited)							
Balance as at June 30, 2009	455,743	369,500	279,993	16,247	1,357	(182,790)	940,050
Net earnings for the period	-	-	-	-	-	(5,330)	(5,330)
Balance as at December 31, 2009	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,120)**	**934,720**
						-	-
(Unaudited / restated)							
Balance as at June 30, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net earnings for the period	-	-	-	-	-	(2,991)	(2,991)
Balance as at December 31, 2008	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,821)**	**934,019**
						-	

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of changes in shareholders' equity

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Separate financial statements						
				Retained earnings			
				Appropriated for			
	Issued and paid-up share capital	Premium on share capital	Unrealised (gain) loss	Statutory reserve	General reserve	Unappropriated (deficit)	Total
Balance as at June 30, 2009	455,743	369,500	279,993	16,247	1,357	(181,992)	940,848
Net earnings for the period	-	-	-	-	-	(2,891)	(2,891)
Balance as at December 31, 2009	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(184,883)**	**937,957**
Balance as at June 30, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net earnings for the period	-	-	-	-	-	(2,851)	(2,851)
Balance as at December 31, 2008	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(188,681)**	**934,159**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of cash flow

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2009	2008	2009	2008
	(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Cash flows from operating activities				
Net - earnings before corporate income tax	(5,330)	(2,991)	(2,891)	(2,851)
Adjustments to reconcile net profit (loss)				
to net cash provided by (used in) operating activities :				
Depreciation and disposal of spare parts for machiner	15,302	19,988	15,302	19,988
Amortized expenses	1	-	1	-
Gain on disposal of fixed assets	(3,677)	(999)	(3,677)	(999)
Reversal of allowance for doubtful accounts	(133)	-	(133)	-
Reversal of allowance for diminution				
in value of inventories	(2,336)	(2,171)	(2,336)	(2,171)
Reversal of allowance for slow-moving				
spare parts for machinery-net	(3)	(99)	(3)	(99)
Share of loss from investment in associate	2,439	140	-	-
Unrealised (gain) loss on exchange	1,014	157	1,014	157
Interest expenses	-	266	-	266
Income (loss) from operating activities before changes in				
operating assets and liabilities	7,277	14,291	7,277	14,291
Operating assets (increase) decrease				
Trade accounts and notes receivable	36,097	63,824	36,097	63,824
Inventories	(64,770)	3,434	(64,770)	3,434
Other current assets	5,872	7,924	5,872	7,924
Other non- current assets	-	(13)	-	(13)
Operating liabilities increase (decrease)				
Trade account payables	(10,933)	(8,183)	(10,933)	(8,183)
Other current liabilities	(5,357)	(16,640)	(5,357)	(16,640)

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Statements of cash flow

For each of the six-month periods ended December 31, 2009 and 2008

(Unit : Thousand Baht)

	Financial statements in which equity method is applied		Separate financial statements	
	2009	2008	2009	2008
	(Unaudited)	(Unaudited /Restated)	(Unaudited/ but reviewed)	(Unaudited/ but reviewed)
Cash receipt (paid) from operations	(31,814)	64,637	(31,814)	64,637
Cash paid for interest	-	(266)	-	(266)
Cash paid for corporate income tax	(91)	(92)	(91)	(92)
Net cash flows from (used in) operating activities	**(31,905)**	**64,279**	**(31,905)**	**64,279**
Cash flows from investing activities				
Cash paid for common shares of associated company	(1,500)	(21,000)	(1,500)	(21,000)
Purchases of fixed assets	(442)	(279)	(442)	(279)
Purchase of intangible assets	(17)	-	(17)	-
Cash proceeds from disposal of fixed assets	3,786	999	3,786	999
Net cash flows from (used in) investing activities	**1,827**	**(20,280)**	**1,827**	**(20,280)**
Cash flows from financing activity				
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	-	(8,240)	-	(8,240)
Net cash flows from financing activities	-	**(8,240)**	-	**(8,240)**
Effect from foreign exchange in cash and cash equivalents	**(1,041)**	**(71)**	**(1,041)**	**(71)**
Net increase (decrease) in cash and cash equivalents	(31,119)	35,688	(31,119)	35,688
Cash and cash equivalents at beginning of period	173,641	39,030	173,641	39,030
Cash and cash equivalents at end of period	**142,522**	**74,718**	**142,522**	**74,718**

The accompanying notes are an integral part of the financial statements.


ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Note to financial statements

As at December 31, 2009 (Unaudited / But reviewed) and June 30, 2009 (Audited)

1. General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

2. The basis of interim financial statements and accounting policies

These interim financial statements are prepared in accordance with Thai generally accepted accounting standard principles and presented in the set abbreviated format as stipulated under accounting standard no.41 (revised 2007) concerning "Interim financial statements" (new number 34) with additional items in the basis financial statements such as the balance sheet statements of income, the changes in shareholder's equity and the cash flow statements and set out in the manner proscribed under the announcement of the Commercial Registration Department concerning "Compulsory sub-entries for financial statements" (2009).

The interim financial statements are intended to provide information additional to that Included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The company prepares its statutory financial statements in the Thai language in conformity with generally accepted accounting principles in Thailand. The accounting principles used may be different from generally accepted accounting principles in other countries. For the convenience of the readers, the financial statement English version has been prepared by translating the statutory financial statements Thai version in order to meet the requirement of domestic reporting.


ASIA FIBER PUBLIC COMPANY LIMITED

3. Announcement to accounting standards

In June 2009, the Federation of Accounting Professions has issued notification no.12/2552, regarding the renumbering of Thai accounting standards to match the corresponding international accounting standards. Therefore the numbers of Thai accounting standards as used in these financial statements are corresponding to those per this notification.

3.1 The Federation of Accounting Professions (FAP) has issued notifications no.9/2550, 38/2550, and 62/2550 regarding accounting standards, the amendments to new standards are mandatory for the accounting periods beginning on or after January 1, 2008, the accounting standards as follows :

TAS 25 (revised 2007) (new number 7) Cash flow statements

TAS 29 (revised 2007) (new number 17) Leases

TAS 31 (revised 2007) (new number 2) Inventories

TAS 33 (revised 2007) (new number 23) Borrowing costs

TAS 35 (revised 2007) (new number 1) Presentation of financial statements

TAS 39 (revised 2007) (new number 8) Accounting policies, changes in accounting estimates and errors

TAS 41 (revised 2007) (new number 34) Interim financial reporting

TAS 43 (revised 2007) (new number, Financial reporting standards no. 3) Business combinations

TAS 49 (revised 2007) (new number 11) Construction contracts

TAS 51 (new number 38) Intangible assets

3.2 The Federation of Accounting Professions (FAP) has issued notification no.86/2551 and 16/2552 regarding accounting standards and accounting treatment guidance, the amendments to new standards are mandatory of the accounting periods beginning on or after January 1, 2009, the accounting standards as follows :

TAS 36 (revised 2007) Impairment of assets

TFRS 5 (revised 2007) Non-current assets held for sale and discoutinued operations

Accounting treatment guidance for leasehold right

Accounting treatment guidance for business combination under common control

The management believed that those new accounting standards are not material impact in this interim financial statements.

3.3 Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for government and disclosure of government assistance	1 January 2012
TAS 24	(revised 2007) Related party disclosures	1 January 2011
TAS 40	Investment property	1 January 2011


ASIA FIBER PUBLIC COMPANY LIMITED

4. Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended June 30, 2009.

5. Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at December 31, 2009 and June 30,2009 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Cryothai Co., Ltd.	Associated company	Associated company and directorship

As at December 31, 2009 and June 30, 2009, trade accounts and notes receivable from related companies consisted of :

(Unit : Thousand Baht)

	June 30, 2009	Increase	Decrease	December 31, 2009
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,078	172	173	106,077
T.F.E. Trading Co., Ltd.	19,324	-	133	19,191
Thai Sewing Industrial Co., Ltd.	-	449	406	43
Thai Industries Development Co., Ltd.	-	505	-	505
Total	125,402	1,126	712	125,816
Less Allowance for doubtful accounts	(71,000)			(70,867)
Net	**54,402**			**54,949**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The aging analysis of the above trade accounts and notes receivable from related companies as at December 31, 2009 and June 30, 2009 are as follows :

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Trade accounts receivable :		
Current to 3 months	581	16
Over 3 months to 6 months	138	1,104
Over 6 months to 12 months	1,120	2,766
Over 12 months	123,977	121,516
Total	125,816	125,402
Less Allowance for doubtful accounts	(70,867)	(71,000)
Net	**54,949**	**54,402**

As at December 31, 2009 and June 30,2009, the company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 125.10 Million and Baht 124.28 Million, respectively (the outstanding balances from these companies as at December 31, 2009 and June 30, 2009 totalling Baht 125.27 Million and Baht 125.40 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated June 5, 2009 amounted to Baht 91.40 Million (at market price) and Baht 54.80 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 70.87 Million (as at June 30, 2009 : Baht 71.00 Million) as at December 31, 2009 and June 30, 2009. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for each of the three-month and the six-month periods ended December 31, 2009 and 2008 are as follows :

(Unit : Thousand Baht)

		For each of three-month periods ended December 31		For each of six-month periods ended December 31	
	Policy of pricing	2009	2008	2009	2008
Sales	Market price	543	6,101	1,052	8,925
Penalty income on delay					
payment from customers	Negotiated agreement	476	722	953	1,444


ASIA FIBER PUBLIC COMPANY LIMITED

6. Cash and cash equivalents

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Cash	300	189
Cash at banks - saving a/c	135,140	166,682
Cash at banks - current a/c	7,082	6,770
Total	**142,522**	**173,641**

7. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at December 31, 2009 and June 30,2009 are as follows :

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Trade accounts receivable :		
Current to 3 months	75,915	114,911
Notes receivable	19,815	17,300
Total trade accounts and notes receivable	95,730	132,211
Less Allowance for doubtful accounts	(8,944)	(8,944)
Net	**86,786**	**123,267**

As at December 31, 2009 and June 30, 2009, the allowance for doubtful accounts amounted to Baht 8.94 Million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

8. Inventories-net

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Finished goods	147,682	89,466
Work in process	83,257	70,669
Raw materials	5,836	6,427
Spare parts and factory supplies	10,407	11,230
Inventories in transit	831	5,451
Total	248,013	183,243
Less Allowance for decline in value of inventories	(3,280)	(5,616)
Allowance for slow-moving spare parts and factory supplies	(480)	(480)
Net	**244,253**	**177,147**

9. Other current assets

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Tax coupon receivable	2,109	-
Export incentive receivable	6,951	5,810
Advance payment for rawmaterials	18,716	27,820
Others	2,792	2,719
Total	**30,568**	**36,349**

10. Investment in common shares of other company (general investment) - at cost

(Unit : Thousand Baht)

	December 31, 2009	June 30, 2009
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 Million)	500	500
Total	**500**	**500**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

11. Investment in common shares of associated company

11.1 Detail of assocaite :

(Unit : Thousand Baht)

Company's name	Nature of business	Country of incorporation	Relationship	% Share holding	Cost December 31, 2009	Cost June 30, 2009	Carrying amounts based on equity method December 31, 2009	Carrying amounts based on equity method June 30, 2009
Cryothai Company Limited	Manufacture of ventilate the heat for sell in the country, production to order, sell liquefied, natural gas and rent out transport vehicle	Thailand	Directorship	15	22,500	21,000	19,263	20,202

In November 2008, the company acquired ordinary shares of Cryothai Company Limited at 15% purchase from major shareholder at par value (the company paid for common stock of Cryothai Company Limited and already performed of condition for investment in that company).

In July 2009, the associate increased its registered capital from Baht 140 Million to Baht 150 Million by issuing 1,000,000 ordinary shares with a par value of Baht 10 per share. The company has agreed to make additional investment amounting to Baht 1.50 Million in such additional shares in order to maintain its existing interest. The company has yet to pay for these additional shares in July 2009.

The company has agent in committee who was designee from the committee of Cryothai Company Limited.

As at September 3, 2007, Cryothai Company Limited make an agreement with PTT Public Company Limited to produce LNG (liquefied natural gas), from source of production Nong Toom - A, Sukhothai province, for 10 year since accept LNG and HC.

11.2 Summarised financial information of associate

Financial information of the associate is summarised bellows :

(Unit : Million Baht)

Company's name	Paid-up capital December 31, 2009	Paid-up capital June 30, 2009	Total assets December 31, 2009	Total assets June 30, 2009	Total liabilities December 31, 2009	Total liabilities June 30, 2009	For the three-month period ended December 31, 2009 Total revenues	For the three-month period ended December 31, 2009 Net earnings (loss)	For the six-month period ended December 31, 2009 Total revenues	For the six-month period ended December 31, 2009 Net earnings (loss)
Cryothai Company Limited	150	140	387	381	268	256	1.17	(2.62)	5.28	(16.26)

Company's name	Since the period from November 14, 2008 to December 31, 2008 Total revenues	Since the period from November 14, 2008 to December 31, 2008 Net earnings (loss)
Cryothai Company Limited	0.79	(0.93)

12. Property, plant and equipment-net

	(Unit : Thousand Baht)
	December 31, 2009
Net book value as at June 30, 2009	418,702
Acquisitions during period - at cost	442
Disposals during period - net book value at disposal date	(109)
Depreciation and disposal of spare parts for machinery for period	(15,302)
Reversal of allowance for slow-moving spare parts for machinery-net	3
Net book value as at December 31, 2009	**403,736**

The company appraised its land by following accounting standard no. 32 (new number 16) issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at December 31, 2009 and June 30, 2009, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, is shown as "unrealised (gain) loss" under "shareholders' equity" in the balance sheets. The unrealised (gain) loss is not available for dividend distribution.

As at December 31, 2009 and June 30, 2009, certain fixed assets with

a) The original costs totalling Baht 2,118.08 Million and Baht 2,157.22 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 210.40 Million and Baht 216.13 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 13.

13. Bank overdrafts and short-term loans from financial institutions

As at December 31, 2009 and June 30, 2009, the company has overdraft lines with several local banks totalling Baht 25 Million. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 12.

14. Other current liabilities

	(Unit : Thousand Baht)	
	December 31, 2009	**June 30, 2009**
Accrued expenses	18,212	21,985
Others	6,490	8,073
Total	**24,702**	**30,058**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

15. Statutory reserve

According to the public limited companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

16. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk.

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at December 31, 2009 and June 30, 2009 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	December 31, 2009	**June 30, 2009**	**December 31, 2009**	**June 30, 2009**
U.S. Dollars	3.20	3.86	0.08	0.20
Pound sterling	-	-	-	0.001
Euro	-	-	0.01	0.05


ASIA FIBER PUBLIC COMPANY LIMITED

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.


AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

17. Segmentation of business

The company's financial information for each of the six-month periods ended December 31, 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Local		Export		Total	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Sales	201,974	302,311	291,704	342,498	493,678	644,809
Services income	6,265	8,522	-	-	6,265	8,522
Total	208,239	310,833	291,704	342,498	499,943	653,331
Cost of sales	(192,676)	(300,348)	(280,062)	(334,394)	(472,738)	(634,742)
Cost of services	(6,331)	(5,379)	-	-	(6,331)	(5,379)
Total	(199,007)	(305,727)	(280,062)	(334,394)	(479,069)	(640,121)
Gross profit (loss)	9,232	5,106	11,642	8,104	20,874	13,210
Other income					9,618	15,990
Selling expenses					(12,824)	(16,268)
Administrative expenses					(15,639)	(10,809)
Management benefit expenses					(4,313)	(4,209)
Other expenses					(607)	(499)
Finance costs					-	(266)
Net earnings (loss) for the period					**(2,891)**	**(2,851)**
Property, plant and equipment, net					403,736	434,063
Others					582,237	550,657
Total assets					**985,973**	**984,720**


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

18. Additional information of the nature by expenses

(Unit : Thousand Baht)

	For each of the three-month periods ended December 31,		For each of the six-month periods ended December 31,	
	2009	2008	2009	2008
Changes in inventories of				
finished goods and work in progress	(57,068)	26,688	(76,431)	(25,458)
Raw materials and consumables used	213,261	199,264	403,997	479,400
Management benefit expenses	2,367	2,296	4,313	4,209
Employee benefit expenses	36,603	44,035	75,295	80,944
Depreciation and amortization expenses	7,267	9,514	14,720	19,363
Other expenses	45,407	55,625	90,558	113,448
Total expenses	**247,837**	**337,422**	**512,452**	**671,906**

19. Obligation commitments

19.1 Guarantees

As at December 31, 2009 and June 30, 2009, the company had letter of guarantee issued by a local bank in favor of the customs department of Baht 1 Million.

19.2 Letter of credit

As at June 30, 2009, the company has letter of credits amounting to Euro 0.04 Million.

20. Approval of interim financial statements

These interim financial statements have been approved by the company's director on Febuary 9, 2010

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED